Exhibit 99.1

FEMSA Shareholders Approved

Ps. 8,355 Million Dividend

Monterrey, Mexico, March 8, 2016 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; NYSE: FMX; BMV: FEMSAUB, FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2015 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2015 and the election of the Board of Directors and its Committees for 2016.

The shareholders approved the payment of a cash dividend in the amount of Ps. 8,355 million, consisting of Ps. 0.5208 per each Series "D" share and Ps. 0.4167 per each Series "B" share, which amounts to Ps. 2.5000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 25.000 per ADS (NYSE: FMX), and Ps. 2.0833 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 5, 2016 and November 3, 2016. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2016.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.